September 10, 2020

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Anu Dubey

Re:	Cutler Equity Fund

The Cutler Trust (“Registrant”) (SEC File Nos. 811- 07242 and 033- 52850)

Dear Anu Dubey:

On July 17, 2020, the Cutler Trust (the “Trust” or the “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N1-A on behalf of Cutler Equity Fund (the “Fund”). In a telephone conversation on September 1, you provided comments to the Registration Statement to Thompson Hine LLP (“Thompson Hine”). Below, please find a summary of those comments and the Registrant’s response, which the Registrant has authorized Thompson Hine to file on its behalf.

Cover

1.	Comment: Please revise the Rule 30e-3 legend to comply with Rule 30e-3 of the 1940 Act.

Response: The Registrant has updated the Rule 30e-3 legend as follows:

You may elect to receive all future reports on paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by contacting the Fund at 1-888-CUTLER4 (1-888-288-5374). If you own shares through a financial intermediary, you may contact your financial intermediary to continue to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held with the fund complex or at your financial intermediary.

Prospectus

Fee Table

2.	Comment: With respect to the Fund’s Fees and Expenses, please consider removing the “Service Fees” line item.

Response: The Registrant has updated the Fund’s Fees and Expenses to remove the “Service Fees” line item.

Expense Example

3.	Comment: Please delete the language “and that the expense limitation will expire after one year.”

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

Response: The Registrant has made the modification as requested.

Principal Investment Strategies

4.	Comment: Please consider revising the Fund’s Principal Investment Strategies to include investments in U.S companies.

Response: The Registrant has revised the third sentence of the Fund’s Principal Investment Strategies as follows (emphasis supplied):

The Adviser invests primarily in companies domiciled in the United States and chooses investments in common stocks based on its judgment of fundamental value, which emphasizes stocks that the Adviser judges to have favorable dividend yields and growth prospects relative to comparable companies.

Principal Investment Risks

5.	Comment: Please include additional disclosure on how COVID related events may affect the Fund’s performance. If not, please explain.

Response: The Fund has included COVID-19 Risk as follows:

COVID-19 Risk

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. On March 11, 2020, the World Health Organization announced that it had made the assessment that COVID-19 can be characterized as a pandemic. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The value of the Fund and the securities in which the Fund invests may be adversely affected by impacts caused by COVID-19 and other epidemics and pandemics that may arise in the future.

Performance

6.	Comment: Please revise the footnotes to the Fee Table to remove footnote 1 because this language is duplicated in the Performance Summary.

Response: The Registrant has made the modification as requested.

7.	Comment: With respect to Redemption Requests, add disclosure regarding in-kind redemptions, including, for example, whether redemptions in kind will be pro-rata slices of the fund’s portfolio or individual securities or a representative basket of securities as referenced in the release adopting Rule 22e-4 under the 1940 Act. (release No. 32315, Oct. 13, 2016).

Response: The Registrant has incorporated the following disclosure into the sub-section “Redemption Requests:”

If the Adviser has no pecuniary interest influencing the selection of securities, then the Adviser has discretion with respect to the Fund’s redemptions in-kind, subject to its fiduciary duties, as long as such redemptions in-kind are made in accordance with the Fund’s procedures. If the Adviser has a pecuniary interest influencing the selection of securities, then the Adviser will (i) submit for the Board’s approval a proposed distribution method in accordance with the Fund’s procedures, or (ii) distribute each security held by the Fund on a pro rata basis, excluding certain types of securities such as those that are unregistered, not publicly traded, or for which market quotations are not readily available, among others pursuant to the Fund’s procedures.

Back Page

8.	Comment: With respect to the disclosure, “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived,” please consider removing the language “that may not be waived.”

Response: The Registrant has made the modification as requested.

SAI

9.	Comment: With respect to the disclosure regarding advisory fees and/or expense payments recouped, please confirm that recoupments are reflected in the fee table as a separate line-item or included in Other Expenses and reflected in its gross expenses as reflected in ADI 2019-09- Performance Fee Issues.

Response: The Registrant confirms that there have been no recoupments of previously waived advisory fees or expenses reimbursed by the Fund in the last three fiscal years.

Average Annual Total Returns Table

10.	Comment: Please clarify whether the introductory sentence is for Class I shares.

Response: The Registrant has modified the introductory sentence as follows (emphasis supplied):

The table below shows the Fund’s average annual total returns of its Class I Shares (TICKER: CALEX) for periods ended June 30, 2020.

Financial Statements

11.	Comment: On Page 30 of the SAI, please add hyperlinks to the document that is “incorporated herein by reference”.

Response: The hyperlinks to the Fund’s N-CSR filing for the fiscal period ended June 30, 2020, were not available at the time of the filing of the registration statement, and will be included in the Fund’s 485(b) registration statement filing.

Part C

12.	Comment: Please confirm the expense waiver agreement, and all other necessary exhibits will be filed by amendment with the 485(b) filing.

Response: The Registrant confirms that the Expense Limitation Agreement, and all other necessary exhibits, will be filed by amendment with the 485(b) filing.

If you have any additional questions, or need additional information, please contact me at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers, Esq.
Cassandra W. Borchers, Esq.,
Thompson Hine LLP

Copy to:	Erich M. Patten, President, The Cutler Trust

Linda J. Hoard, Secretary, The Cutler Trust